

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2018

Jonathan G. Ornstein
Chief Executive Officer
Mesa Air Group, Inc.
410 North 44th Street, Suite 700
Phoenix, AZ 85008

> **Re: Mesa Air Group, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed August 6, 2018**
> **File No. 333-226173**

Dear Mr. Ornstein:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 1, 2018 letter.

Amendment No. 2 to Registration Statement on Form S-1

Exhibits

1. Please have counsel revise Exhibit 5.1 to remove the assumption in the last sentence of the second paragraph on page 1 of the opinion. Please also have counsel revise to remove assumption (v) in the last sentence of the first paragraph on page 2 of the opinion. Counsel may not include an assumption that the registrant has taken all corporate actions necessary to authorize the issuance of the securities or an assumption that the registrant has sufficient authorized shares. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19,

available on our website, www.sec.gov.

You may contact Jim Dunn at (202) 551-3724 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Justin Dobbie, Legal Branch Chief, at (202) 551-3469, with any other questions.

Sincerely,

Division of Corporation Finance
Office of Transportation and Leisure

cc: Gregory R. Hall, Esq.